SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 1 )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

METALICO, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

591176102
(CUSIP Number)

Jennifer Mello Vice President TPG Specialty Lending, Inc. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591176102	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Specialty Lending, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 591176102	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 591176102	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Tarrant Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) )		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 591176102	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 591176102	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 591176102	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Alan Waxman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 17, 2014 (the “Original Schedule 13D,” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons with respect to the common stock, par value $0.001 per share (“Common Stock”) of Metalico, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

As a result of the transactions disclosed herein, each of the Reporting Persons beneficially owns less than 5% of the outstanding Common Stock of the Issuer. Consequently, this Amendment constitutes an “exit filing” with respect to the Schedule 13D for each Reporting Person.

Item 4. Purpose of Transaction

This Amendment supplements Item 4 of the Original Schedule 13D by inserting the following after the paragraph under the heading “Registrations Rights Agreement.”

Merger

On September 11, 2015, Total Merchant Limited, a Samoan limited company (“Parent”), acquired control of the Issuer upon consummation of the transactions contemplated under the Agreement and Plan of Merger, dated as of June 15, 2015, by and among Parent, TM Merger Sub Corp. (“Merger Sub”) and the Issuer, as amended (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”) and the Issuer became a wholly owned subsidiary of Parent. In connection with the consummation of the Merger, Parent caused to be paid to TSL the $3.5 million fee set forth in the Financing Agreement Amendment in lieu of exercising the Warrant pursuant to the terms of such Warrant. The Warrant was cancelled as a result, and the Reporting Persons’ right to acquire up to 3,810,146 shares of Common Stock pursuant to the Warrant was extinguished.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates the responses set forth in Items 5(a)-(b) and (e) of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) As a result of the Merger, the Warrant was cancelled and the Reporting Persons’ right to acquire up to 3,810,146 shares of Common Stock pursuant to the Warrant was extinguished. Accordingly, the Reporting Persons no longer beneficially own shares of Common Stock of the Issuer.”

“(e) On September 11, 2015, as a result of the consummation of the Merger, the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Common Stock.”

Item 7. Material to Be Filed as Exhibits

1. Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of November 17, 2014, by and among TPG Group Holdings (SBS) Advisors, Inc., TPG Specialty Lending, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman (previously filed with the Commission as Exhibit 1 to the Original Schedule 13D filed by TPG Specialty Lending, Inc., TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman on November 17, 2014).

2. Second Amendment, dated October 21, 2014, to Financing Agreement, dated as of November 21, 2013, by and among Metalico, Inc., each of its subsidiaries signatory thereto, TPG Specialty Lending, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.11 to Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).

3. Subscription Agreement, dated as of October 21, 2014, by and between Metalico, Inc. and TPG Specialty Lending, Inc. (incorporated by reference to Exhibit 10.51 to Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).

Page 8 of 12 Pages

4. Registration Rights Agreement, dated as of October 21, 2014, among Metalico, Inc. and TPG Specialty Lending, Inc. (incorporated by reference to Exhibit 10.52 to Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).

5. Warrant to Purchase Common Stock, dated as of October 21, 2014, between TPG Specialty Lending, Inc. and Metalico, Inc. (incorporated by reference to Exhibit 10.53 Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).

6. Authorization and Designation Letter, dated May 20, 2015, by Alan Waxman.

Page 9 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2015

TPG Specialty Lending, Inc.

By: /s/ Jennifer Mello
Name: Jennifer Mello Title: Vice President
TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Clive Bode
Name: Clive Bode Title: Vice President

Tarrant Capital Advisors, Inc.

By: /s/ Clive Bode
Name: Clive Bode Title: Vice President

David Bonderman

By:/s/ Clive Bode
Name: Clive Bode on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode
Name: Clive Bode on behalf of James G. Coulter (2)

Page 10 of 12 Pages

Alan Waxman

By: /s/ Jennifer Mello
Name: Jennifer Mello on behalf of Alan Waxman (3)

(1)	Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).
(2)	Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).
(3)	Jennifer Mello is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated May 20, 2015, which is filed herewith as an exhibit.
Page 11 of 12 Pages

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1	Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of November 17, 2014, by and among TPG Group Holdings (SBS) Advisors, Inc., TPG Specialty Lending, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman (previously filed with the Commission as Exhibit 1 to the Original Schedule 13D filed by TPG Specialty Lending, Inc., TPG Group Holdings (SBS) Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman, James G. Coulter and Alan Waxman on November 17, 2014).
2	Second Amendment, dated October 21, 2014, to Financing Agreement, dated as of November 21, 2013, by and among Metalico, Inc., each of its subsidiaries signatory thereto, TPG Specialty Lending, Inc. and certain other parties thereto (incorporated by reference to Exhibit 10.11 to Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).
3	Subscription Agreement, dated as of October 21, 2014, by and between Metalico, Inc. and TPG Specialty Lending, Inc. (incorporated by reference to Exhibit 10.51 to Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).
4	Registration Rights Agreement, dated as of October 21, 2014, among Metalico, Inc. and TPG Specialty Lending, Inc. (incorporated by reference to Exhibit 10.52 to Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).
5	Warrant to Purchase Common Stock, dated as of October 21, 2014, between TPG Specialty Lending, Inc. and Metalico, Inc. (incorporated by reference to Exhibit 10.53 Metalico, Inc.’s Current Report on Form 8-K filed October 21, 2014).

6	Authorization and Designation Letter, dated May 20, 2015, by Alan Waxman.

Page 12 of 12 Pages